VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

06017185

SEC MAIL PROCESSING RECEIVED SEP 13 2006 WASH, D.C. 213 SECTION

7 September 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Administrator

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

8 August 2006

NEW APPOINTMENT FOR VILLAGE ROADSHOW'S THEME PARK EXPANSION

Village Roadshow Limited, Australia's leading international media and entertainment company, today announced the appointment of Mr John Harnden to the Company in the newly created position of Chief Executive, International Theme Parks.

The appointment of Mr Harnden is the result of plans to pursue an international expansion of the successful Australian theme parks division of Village Roadshow which currently consists of the five Queensland based attractions. As announced earlier, the Company has entered into an agreement with Warner Bros. to explore opportunities for Warner Bros. Movie World branded theme parks in Asia. In addition, Village Roadshow has plans to build a theme park in Athens and is short listed in the tender process for one of the former Olympic venues.

Mr Harnden, who commenced his career in 1986 as an Engineer and Project Manager, has been in the entertainment and major events industries for 17 years. In 1989 he first became involved with the Australian Formula One Grand Prix in Adelaide as well as being involved with the review and design of Formula One circuits in Malaysia, Argentina and China.

In 1994 he joined the executive team of the Australian Grand Prix Corporation in Melbourne to commence preparations for the moving of the Grand Prix to Melbourne in 1996.

He was Chief Executive Officer of the Australian Grand Prix Corporation – responsible for the Australian Formula One and Motorcycle Grands Prix for four years from 1998 – before joining the Melbourne 2006 Commonwealth Games Corporation as Chief Executive Officer in 2002.

At the Melbourne 2006 Commonwealth Games Corporation, Mr Harnden was responsible for delivering the biggest sporting and cultural event Melbourne has ever staged, widely acknowledged as the 'best ever' Commonwealth Games.

CEO of Village Roadshow, Graham Burke and CEO of Village Theme Parks, John Menzies said "We are delighted to have secured John Harnden's appointment to this newly created position which will lead the push to expand our successful theme park operations outside of Australia into new markets."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Mr Harnden said he was looking forward to the challenge of joining Village Roadshow.

"I am thrilled and it is a great honour to be joining Village Roadshow, an Australian entertainment and media icon, a company with its roots here in Victoria.

"I have long admired Village Roadshow and look forward to working with their team to drive the expansion of their theme park operations internationally", Mr Harnden said.

The appointment will take effect from January 8 2007.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 August 2006

RULE 4.3A

APPENDIX 4E - Preliminary Final Report

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

VILLAGE ROADSHOW LIMITED

ABN of entity

43 010 672 054

Financial year ended ('reporting period'):	Previous financial year ended ('previous corresponding period')
30 June 2006	**30 June 2005**

Results for announcement to the market

Extracts from this report for announcement to the market.

				$A'000
Income from continuing operations *(item 1.1)*	Up	6%	to	1,541,547
Loss after tax from continuing operations *(item 1.7)*	Down	n/a	to	(3,146)
Loss after tax from discontinued operations *(item 1.8)*	Down	n/a	to	(17,800)
Loss attributable to members of Village Roadshow Limited *(item 1.11)*	Down	n/a	to	(35,109)

Dividends (distributions)	Amount per security	Franked amount per security
Reporting Period:		
- Final dividend *(item 15.4)*	--	--
- Interim dividend *(item 15.6)*	--	--
- Special dividend (*item 15.8)* - *Ords*	7.175c	7.175c
- *Prefs*	10.175c	10.175c
Previous Corresponding Period:		
- Final dividend (*item 15.5)*	--	--
- Interim dividend *(item 15.7)*	--	--

+Record date for determining entitlements to the dividend, *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above:

Refer attached commentary.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 August 2006

RESULTS FOR THE YEAR ENDED 30 JUNE 2006

Overview

The directors of Village Roadshow Limited ("VRL") today announced an after tax loss of $35.1 million for the year ended 30 June 2006, which is consistent with guidance previously provided by the Company. The result compares to a profit re-stated under Australian Equivalents to International Financial Reporting Standards ("AIFRS") of $49.3 million for the year ended 30 June 2005.

Excluding material items and discontinued businesses, VRL recorded attributable net profit of $20.1 million compared to $35.1 million for the prior year.

Reported EBITDA excluding material items and discontinued operations remained strong at $174.2 million in the current year, compared to the previous year's $197.4 million.

During the 2006 financial year a number of material items and losses from discontinued businesses were recorded as a result of substantial progress in relation to the Company's restructuring program. After tax, material items totalled a loss of $37.4 million. Significant achievements in this program included the sale of Argentina, the remaining UK sites, New Zealand and Fiji cinema circuits, settlement of a substantial legal claim and the financial restructure of the Film Production division.

Material items for the year totalled a loss before tax of $49.7 million. Approximately $39.0 million of this relates to the Film Production division restructure and settlement of legal claims. In addition there was an immediate write-off of $4.9 million upon the acquisition of a shareholding in Sydney Attractions Group, and other corporate expenses associated with the Film Production restructuring.

Discontinued Operations in the period generated a net loss of $17.8 million including trading losses for Austria and the UK, trading profits for NZ / Fiji and a combined net loss on sale of Argentina and UK partially offset by a profit on sale of New Zealand and Fiji.

Further restructuring was completed subsequent to year end, when VRL finalised the previously announced acquisition of Warner Bros.' 50% interest in the Theme Parks division, resulting in VRL owning 100% of the main Theme Parks operations. In addition, VRL has agreed with the landlords in Austria to hand back the company's two cinemas in that country by the end of September.

Commenting on the results, Managing Director, Graham Burke said "Whilst we have incurred some one-off expenses during the year, our focus has been on positioning our businesses to best pursue growth opportunities, reducing the risk profile of the Group and simplifying our structure."

"The financial restructure of our Film Production business involving Crescent Entertainment and extension of the financing facility will enable this business to increase the number of films it produces and has substantially reduced VRL's cash investment in this business. Towards the end of 2006 the division will be releasing *Happy Feet* which many in the industry believe will be this year's number one film at the box office."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

"The sale of Cinema Exhibition territories – Argentina, the remainder of UK, New Zealand / Fiji and the agreement to exit Austria – will enable us to focus on core territories where we have strong cash flow and management control as well as substantially reducing the Company's lease commitments."

"Moving to 100% ownership of the Theme Parks brings significant strategic and operational benefits to VRL as it simplifies our structure and allows us access to 100% of free cash flow, whilst retaining access to the Warner Bros. brand and expertise. We also made an investment in Sydney Attractions Group during the year which is complementary to our existing Theme Parks business."

"Pleasingly, Austereo has produced earnings growth this year, despite the impact of new licences during the year in Sydney and Melbourne. We have achieved strong audience growth, which is a testament to our programming and marketing strategies in a competitive market, and reduced overheads."

The Film Distribution division produced a very solid result for the year, down marginally from the previous year's record result. Blockbuster performances from *Harry Potter and the Goblet of Fire* and *Charlie and the Chocolate Factory* drove substantially higher box office revenues for Roadshow titles.

Chairman, John Kirby said: "The world of entertainment changes rapidly, always has and always will. The massive restructuring over the last year is to position Village Roadshow for a strong future. The Board of Directors has great confidence in that future."

Capital Management and Dividend Policy

During the period, VRL completed buy backs totalling approximately 10% of ordinary shares for a total of $45.4 million. There are currently 152.6 million ordinary shares and 109.6 million preference shares on issue.

The Board of Directors has resolved not to pay a dividend, based on the results for the 2006 financial year. This policy will continue to be reviewed based on the performance of the Company.

Cinema Exhibition

Cinema Exhibition reported a profit on continuing operations of $1.3 million, down $17.8 million on last year's result of $19.1 million. VRL's share of underlying EBITDA for the period was $34.6 million compared with $50.6 million in the previous corresponding period.

Cinema Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] (A$'000)

	Year Ended June 2006			Year Ended June 2005		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	Gross Box Office	100%	VRL Share	Gross Box Office	100%	VRL Share
Australia	297,849	60,869	24,710	294,713	67,992	28,607
Asia	44,085	11,320	5,660	41,502	11,251	5,625
Europe	143,298	5,243	4,264	133,187	20,698	16,408
Total	**485,232**	**77,432**	**34,634**	**469,402**	**99,941**	**50,640**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

One-off expenses totalled $10.9 million and included an amount to pay out the lease on the Bourke Street cinema which was closed in February 2006, a write down of VRL's investment in the Palace circuit, pre-opening costs for three new sites in Greece, site closure costs in Greece, costs of restructuring and redundancies in Italy and a write-off of screen advertising debts in Italy.

Excluding one-off expenses, the normal trading result for the 2006 financial year was $12.2 million.

Australia's normal trading result was in line with the previous year. Admissions were only down 1.3% overall due mainly to a weaker first half. Excellent growth in admissions from the prior period was achieved in the second half of the year with support from strongly performing titles such as *The Da Vinci Code, Ice Age 2, Walk the Line, X Men 3* and *Cars.* Overall the Australian circuit achieved revenue and profit growth from an increase in average ticket prices and improved attendances from the Palace circuit.

The decline in profitability in Greece during the year relates primarily to one-off expenses relating to the opening of new sites included in the result as well as a reduction in income from the original Maroussi and Salonica sites. The new sites are expected to perform well in the 2007 financial year.

One-off expenses relate to pre-opening costs associated with three new sites opened during the year – replacement sites in Maroussi and Salonica in Greece's only flagship shopping malls, which opened in December 2005, and Volos which opened in January 2006.

In addition to the new cinema sites, the Company also expanded its local operations into bowling, cafes, movie stores and juice bars.

Italy achieved improved trading as a result of a strong focus on new marketing campaigns. Czech Republic achieved 7% admissions growth and rent reductions, combining to produce positive earnings and cashflow. Singapore had another excellent year with box office growth up 6.2% on last year as a result of ticket price increases.

There was significant site development during the year. In addition to sites in Greece as mentioned above, Italy opened a new site in Catania, Sicily, Australia opened a new site in Parramatta, the Jam Factory Gold Class cinemas were expanded, a replacement site was opened in Campbelltown, the Bourke Street and Astor cinemas were closed down and two new cinemas were acquired.

Subsequent to year-end, VRL has agreed with the landlords in Austria to hand back the company's two cinemas in that country by the end of September 2006. VRL now has an economic interest in 103 sites and 897 screens globally.

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2005		Net Opened/ (Closed/Sold) During 2005/06		As at June 2006		To be Developed During 2006/07	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	71	584	1	12	72	596	--	--
Czech Republic	2	22	--	--	2	22	--	--
Greece	4	44	2	19	6	63	1	9
Italy	14	146	1	12	15	158	1	8
Singapore	8	58	--	--	8	58	1	15
Total	**99**	**854**	**4**	**43**	**103**	**897**	**3**	**32**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria, which has been treated as a discontinued territory (refer also item 19.1).

Capital expenditure for the year totalled $87.9 million and in addition to the new sites that opened during the year, as mentioned above, included expenditure in relation to Singapore's flagship 15 screen Harbourfront site, which is scheduled to open in October 2006 and will include a VMAX™ auditorium, Europa and three Gold Class cinemas. Development in 2007 will also include a new site in Faliro, Greece and Nola, Italy.

Film Production

The Film Production division recorded a loss before tax of $32.3 million compared to a loss before tax of $11.5 million in the prior year. Operating profit before material items was $6.7 million compared to a normalised profit of $13.4 million in the prior year. Included in the current year's result is an unrealised profit of $8.0 million on interest rate hedging gains relating to the USD 1.4 billion financing facility. These AIFRS mark-to-market movements are likely to continue to be significant in the future. Excluding this gain, the trading result for the business is a loss of $1.3 million.

Key drivers of the lower result are reduced producer and overhead fees and higher interest expense, mostly from the issue of the promissory note in October 2005 and financing fees.
Five films were released during the year for which producer and overhead fees were received – *Charlie and the Chocolate Factory, Dukes of Hazzard, Rumour Has It, Firewall* and *The Lakehouse*, taking the number of films released by the division to 46. Timing differences relating to the recognition of these revenues were a key driver of the lower overall result this year.

Interest expense and financing fees in 2006 were significantly higher than in the prior period as a result of the division's restructure. In October 2005, options to acquire a 50% shareholding in the Hollywood film production and exploitation business, Village Roadshow Pictures Group ("VRPG"), were granted to Crescent Film Holdings ("Crescent") and its affiliates. In addition, VRPG issued a US$115 million Promissory Note to Crescent and received the return of a US$70 million security deposit which was replaced with a Letter of Credit.

Interest on the Promissory Note and Letter of Credit Fees, which were not in place in the prior year, were key contributors to the lower result for the year ended 30 June 2006. In addition, interest income was lower due to the return of the security deposit.

The new partnership with Crescent as well as the upsize and extension of VRPG's facility, as announced in January 2006, should both contribute to higher throughput of films for VRPG, cementing its position as the world's leading independent film production group.

Future films scheduled for release include *The Reaping*, *Unaccompanied Minors* and *Music & Lyrics By*. At Christmas VRPG will be releasing *Happy Feet* worldwide. This Australian CGI animated feature is directed by George Miller and contains many star voices including Robin Williams, Hugh Jackman, Elijah Wood, Nicole Kidman, Brittany Murphy and Hugo Weaving. Many experts in the industry believe this film will be this year's number one film at the box office.

Theme Parks

Operating profit before tax for the Theme Parks division was $7.8 million, compared to the result for the prior period of $16.1 million. However included in this result are one-off expenses relating to the pre-opening costs for Australian Outback Spectacular of $2.5 million, as well as an equity accounted tax expense of $5.2 million which related to distributions from retained earnings previously brought to account in profit. Excluding these items, the division achieved a trading result of $15.5 million.

Australian Outback Spectacular, which opened in April 2006, has been extremely successful, operating at over 95% capacity since opening. The pre-opening costs associated with this attraction are included in the division's overall result. Excluding the $2.5 million one-off costs, AOS has been an immediate contributor to the Theme Parks' EBITDA and net profit.

Paradise Country also recorded increased profitability as a result of attendance growth, benefiting from a stronger international marketing push.

Warner Bros. Movie World benefited from two major new attractions – *Shrek 4D* which opened in September 2005 and *Superman Escape* which opened in December 2005. As a result, attendances in the second half of 2006 were up 9.5% on the previous corresponding half, driving improved profitability.

Wet'n'Wild also achieved attendance and profit growth, particularly in the second half as a result of the newly expanded *Buccaneer Bay* and the addition of seven new water slides. The park has increased in size and capacity by over 33%.

Sea World attendances were down as a result of their attractions losing some of the capacity to stimulate repeat visitations by the domestic market. Sea World has enjoyed three years of excellent attendances and profit following the opening of *Polar Bear Shores* and *Shark Bay*, and capex has been allocated to new park attractions (next scheduled opening in December 2006).

Subsequent to year-end, VRL completed the acquisition of Warner Bros.' 50% interest in the jointly owned Australian Theme Parks business. As a result, VRL now owns 100% of Sea World, Warner Bros. Movie World, Wet'n'Wild Water World, Australian Outback Spectacular, Paradise Country, Sea World Aviation and Warner Roadshow Studios. VRL now also owns 50% of Sea World Nara Resort.

The transaction will be immediately cash flow accretive however may not be earnings per share positive due to the non-cash depreciation charges as a result of the acquisition. In addition, the transaction allows VRL to pursue growth opportunities, marketing synergies and consolidation savings and is expected to provide growth in VRL's earnings in the coming years.

Film Distribution

The Film Distribution division produced a solid result of $16.7 million down marginally from the previous year's record result of $17.6 million.

The Theatrical division performed particularly strongly during the year with a 39% increase in profitability. Blockbuster performances from *Harry Potter and the Goblet of Fire* and *Charlie and the Chocolate Factory* drove substantially higher box office revenues for Roadshow titles. *Wedding Crashers, Memoirs of a Geisha* and *Dukes of Hazzard* also performed well and Roadshow maintained its market leading position with 22.9% of box office revenues.

Roadshow Entertainment delivered a greater share of the DVD market in 2006 taking it's market leadership to an 18% share. Overall the value of the DVD category grew marginally with Roadshow achieving major success in both the retail and rental sector with movie titles including *Wedding Crashers, Charlie and the Chocolate Factory* and *Dukes of Hazzard.* Roadshow also achieved strong results from its portfolio of TV content with the BBC's *Little Britain* and ABC's *Kath and Kim* achieving multi million dollar performances. Distribution agreements have been extended with Warner Home Video and Paramount Home Entertainment which will also see the DreamWorks DVD products being distributed via Roadshow.

A new warehousing and distribution operation located at Prestons in Sydney's west is now in operation utilising sophisticated logistics handling processes and Roadshow anticipates processing in excess of 30 million units in the coming year. With a strong schedule of new release programming including *Happy Feet, Snakes on a Plane* and a new *Little Britain* series and tour and with the first Video-On-Demand revenues expected this year the outlook is strong for the home entertainment sector.

The emerging markets of "video on demand"(VOD) and "electronic sell through"(EST) represent great opportunities for further earnings from the Roadshow movie catalogue including our large library of films. A number of companies are expected to launch their Internet based movie services in the year ahead and Roadshow content will be a key driver in the development of this new sector.

Radio

Austereo Group Limited returned to growth in the 2006 Financial Year, with EBIT increasing by 3.4% over the previous year. Earnings per share also increased by 10.2%. Reported EBITDA in 2006 increased to $77.7 million, compared to $76.5 million in 2005, reflecting effective operating cost management.

In the financial year's final radio survey*, Austereo led the FM radio competition in Sydney, Melbourne, Adelaide (equal first) and Perth, while the group was second in Brisbane. This is a major turnaround from the prior year, when Austereo led in two markets. The trend across the year was one of consistent audience growth as the programming and marketing strategies delivered strong outcomes. The audience and EBIT gains were achieved in spite of three new licences launching immediately prior to, or during the reporting period in Sydney, Melbourne and Brisbane. They are the final metropolitan commercial analogue radio licences to be launched.

The group's focus upon National Revenue helped drive the sales achievements for the year, with sales revenue from continuing operations holding almost level with pcp. Austereo recorded increases in rates, highlighted by the Triple M Network in Sydney, Melbourne and Brisbane.

Austereo's top 20 clients also remained loyal and increased their volume spend. The retention rate of clients accounting for 40% of Austereo's sales was an exceptional 96% year on year.

Along with the great audience results in Austereo's markets, FOX FM Melbourne completed the year winning Australia's largest radio audience of 1,086,000 and 2 DAY FM Sydney took second place with 867,000 listeners. The Austereo teams have worked hard to extend their leadership in a crowded environment and Austereo now enters the new financial year strengthened by its best programming line-up ever. Sales initiatives have included dedicated research operations, integration and creative teams, and improved client marketing.

In the course of the year, Austereo sold its share in a joint venture with mcm entertainment, in line with the policy of concentration on the core business. A profit of $658,000 was recorded on the sale.

The joint ventures of two stations each in Canberra and Newcastle enjoyed a successful year, with record results, up 10.5% pcp. The Malaysian venture continued its progress, with a 60% share of the nation's audiences and a 79% share of total radio advertising spending. In Athens, trading was softer, but the station rose from number two to number one amongst international formats.

The results reflected strong focus on business management. Despite the need to maintain robust investment in programming and marketing, control of operating costs and greater efficiencies successfully reduced costs in on-going operations by 4.8%. The year saw Austereo not only focusing upon business management, but also finding improved ways of achieving objectives. In the period, Austereo also increased investment in digital media platforms, ensuring that audiences and advertisers will benefit by the market leadership in emerging technologies. Significantly, major advertising campaigns combining Austereo's radio networks and digital media platforms increased during the year, demonstrating the potential of this field. Crank TV and Austereo's outstanding podcasting results are evidence of the creative work in new platforms.

Austereo's challenge for the first half of the 2007 financial year is to maintain strong audience and sales shares, given the temporary plateau in radio adspend. Capital city sales growth for the first half to December 2006 is anticipated to be around 2%. Along with other media operators, Austereo is also monitoring impending potential changes to media laws with interest. At a more practical level, the group is progressively converting technical facilities, in anticipation of the introduction of digital radio. Radio holds a unique place amongst media, being exceptionally well placed to complement the new digital platforms emerging. As leader in commercial radio, this provides a strong and exciting outlook for the group. The new financial year has commenced with an excellent audience survey result**, with Austereo maintaining leadership and winning four of the five mainland city FM markets.

* Nielsen Radio Research, Capital Cities, Survey 4, 20 June 2006

** Nielsen Radio Research, Capital Cities, Survey 5, 8 August 2006

For further information please contact:	**Graham Burke – Managing Director** **(03) 9829 0667**

A copy of this release can also be found at **www.villageroadshow.com.au**

Table of Contents

Consolidated Income Statement

		2006 $A'000	2005 $A'000
	Continuing operations		
1.1	Income (*see item 1.14)*	1,541,547	1,456,119
1.2	Expenses excluding finance costs (*see item 1.15)*	(1,476,207)	(1,329,429)
1.3	Finance costs (*see item 1.16*)	(84,351)	(76,714)
1.4	Share of net profits (losses) of associates and jointly controlled entities accounted for using the equity method *(see item 16.5)*	25,505	33,840
1.5	Profit from continuing operations before income tax expense	6,494	83,816
1.6	Income tax revenue (expense)	(9,640)	(36,979)
1.7	Profit (loss) after tax from continuing operations	(3,146)	46,837
	Discontinued operations		
1.8	Profit (loss) after tax from discontinued operations	(17,800)	18,107
1.9	**Net Profit (loss) for the period**	**(20,946)**	**64,944**
1.10	Profit attributable to minority interest	14,163	15,623
1.11	**Profit (loss) attributable to members of Village Roadshow Limited**	**(35,109)**	**49,321**

Earnings per security (EPS)

		2006	2005
1.12	Basic EPS	(21.96c)	26.48c
1.13	Diluted EPS	(21.96c)	26.48c

Refer item 10.1 for additional EPS disclosures.

Notes to the Consolidated Income Statement:

	2006 $A'000	2005 $A'000
1.14 Income from continuing operations		
Revenues from continuing operations:		
Revenue from sale and exploitation of film productions	903,065	792,496
Revenue from sale of goods	63,411	55,848
Rendering of other services	528,940	548,777
Dividends from other entities	432	2
Finance revenue:		
Other entities	12,733	7,108
Associated entities	2,133	2,187
Other revenue	--	7
Total revenues from continuing operations	1,510,714	1,406,425
Other income from continuing operations:		
Commission income from:		
Other entities	--	308
Associated entities	11	26
Management fee income from:		
Other entities	4,718	5,056
Associated entities	6,377	6,549
Rental income	2,300	2,489
Net gains on disposal of property, plant & equipment	--	2,334
Net gains on disposal of investments in associates and other entities	647	6,879
Net gains on disposal of intangibles	--	3,491
Other income	16,780	22,562
Total other income from continuing operations	30,833	49,694
Total income from continuing operations	**1,541,547**	**1,456,119**

Notes to the Consolidated Income Statement (Cont'd):

	2006 $A'000	2005 $A'000
1.15 Expenses excluding finance costs, from continuing operations		
Employee expenses:		
Employee benefits	15,222	14,729
Remuneration and other employee expenses	173,220	162,680
Total employee expenses	188,442	177,409
Cost of Goods Sold	18,696	16,030
Occupancy expenses:		
Operating lease rental – minimum lease payments	60,277	51,065
Operating lease rental – contingent rental payments	1,485	1,430
Other occupancy expenses	33,194	29,179
Total occupancy expenses	94,956	81,674
Film hire and other film expenses	669,393	570,788
Depreciation of:		
Buildings & improvements	1,183	1,069
Plant, equipment & vehicles	21,796	21,946
Amortisation of:		
Leasehold improvements	7,591	5,971
Finance lease assets	2,176	2,970
Deferred expenditure	1,446	1,611
Film Library	271,938	272,576
Other intangibles	1,079	681
Total depreciation and amortisation	307,209	306,824
Impairment of assets	2,612	349
Net loss on disposal of assets	321	--
Net foreign currency (gains) and losses	6,796	5,772
Provision for diminution – investments (refer item 1.19)	4,912	--
Restructuring costs – Film Production division (included in item 1.19)	15,303	--
Legal settlement and legal expenses – Film Production division (refer item 1.19)	23,722	24,899
Management & service fees paid	2,467	7,176
Advertising and promotions	31,208	32,445
Regulatory and licence fees	15,283	16,256
Settlement and other discounts	16,890	18,667
Telecommunications	6,056	6,558
General and administration expenses:		
Provision for doubtful debts	315	774
Bad debts written off – other	319	252
Other general and administration expenses	71,307	63,556
Total general and administration expenses	71,941	64,582
Total expenses from continuing operations excluding finance costs	**1,476,207**	**1,329,429**

Finance Costs – Continuing Operations

		2006 $A'000	2005 $A'000
1.16	Total finance costs (on a historical cost basis)	92,241	76,714
	Fair value change on derivatives	(7,890)	--
	Total finance costs	84,351	76,714

Net Gain/(Loss) on Sale - Continuing Operations

		2006 $A'000	2005 $A'000
1.17	Net Gain/(Loss) on sale of:		
	Property, plant & equipment	(321)	2,334
	Investments	647	6,879
	Intangibles	--	3,491

1.18 Reconciliation of operating profit (loss)

	2006 $A'000	2005 $A'000
Profit (loss) from continuing operations before income tax expense (item 1.5)	6,494	83,816
Less: material Items profit (loss) before tax (see below)	(49,717)	(10,198)
Profit (loss) before tax excluding discontinued operations & material items	**56,211**	**94,014**
Income tax expense excluding discontinued operations & material items	(21,947)	(43,323)
Profit attributable to Minority Interests excluding discontinued operations & material items	(14,163)	(15,623)
Net profit attributable to members excluding discontinued operations & material items	**20,101**	**35,068**

1.19 Material items of income and expense

Profit (loss) from continuing operations after tax (item 1.7) contains the following material items which are relevant in explaining the financial performance of the group

	2006 $A'000	2005 $A'000
Restructuring costs – Film Production division	(21,083)	--
Write-off of investment premium	(4,912)	--
Profit on disposal of assets	--	14,701
Legal settlement and legal expenses – Film Production division (refer item 19.6 – material changes in contingent liabilities)	(23,722)	(24,899)
Total profit (loss) from material items before tax	**(49,717)**	**(10,198)**
Income Tax (expense)/credit	12,307	6,344
Total profit (loss) from material items after tax	**(37,410)**	**(3,854)**
Minority Interest	--	--
Total attributable profit (loss) from material items after tax	**(37,410)**	**(3,854)**

1.20 Calculation of Income tax on continuing and discontinued operations

	2006 $A'000	2005 $A'000
Income tax attributable to reported profit from ordinary activities	1,948	25,145
Prior year adjustments	(6,431)	(2,610)
Non tax-deductible expenses	714	2,393
Other deductible amounts	--	(2,723)
Non-taxable income	--	(3,334)
Adjustments relating to results of overseas subsidiaries	6,830	18,384
Current losses not booked/(prior year losses not previously brought to account now utilised)	8,906	2,852
After-tax equity profits/losses included in pre-tax profit	(3,916)	(4,647)
After-tax partnership profits/losses included in pre-tax profit	(884)	(776)
Other	2,473	2,295
Total Income tax expense/(credit) – continuing operations (item 1.6)	9,640	36,979
Income tax expense (credit) attributable to discontinued operations	(13,197)	--
Total income tax expense (credit)	(3,557)	36,979

1.21 Consolidated retained earnings/ (accumulated losses)

	2006 $A'000	2005 $A'000
Retained profits (accumulated losses) at the beginning of the period	(191,136)	(242,926)
Net profit (loss) attributable to members *(item 1.11)*	(35,109)	49,321
Net transfers from (to) reserves	(1,308)	2,479
Transitional adjustments resulting from initial adoption of AASB 132 & 139	8,435	--
Other revenue and expenses recognised directly in equity	--	(10)
Dividends and other equity distributions paid or payable	(23,114)	--
Retained profits (accumulated losses) at end of financial period	**(242,232)**	**(191,136)**

Intangible items

		Consolidated – Current period – A$'000			
		Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of other intangibles	1,079	--	--	1,079

Comparison of half year profits/(losses)

		2006 $A'000	2005 $A'000
3.1	Consolidated profit (loss) from continuing and discontinued operations after tax attributable to members reported for the *1st* half year (item 2.3 in the half yearly report)	(2,211)	29,989
3.2	Consolidated profit (loss) from continuing and discontinued operations after tax attributable to members for the *2nd* half year	(32,898)	19,332

Consolidated Balance Sheet

		2006 $A'000	2005 $A'000
	Current assets		
4.1	Cash and cash equivalents	176,205	95,303
4.2	Trade and other receivables	231,720	274,347
4.3	Intangibles - film library (net)	235,314	287,368
4.4	Inventories	3,236	2,543
4.5	Current tax assets	5,239	11,905
4.6	Derivatives	221	-
4.7	Other	37,018	19,054
4.8	Assets classified as held for sale	4,045	60,450
4.9	**Total current assets**	**692,998**	**750,970**
	Non-current assets		
4.10	Receivables	64,213	65,857
4.11	Investments (equity accounted)	97,571	96,291
4.12	Available-for-sale investments	24,821	6,340
4.13	Property, plant and equipment	265,573	201,642
4.14	Intangibles - film library (net)	482,968	423,144
4.15	Intangibles - radio licences (net) (refer note 1 below)	459,403	458,862
4.16	Other Intangibles (net)	48,879	49,916
4.17	Deferred tax assets	30,950	38,528
4.18	Derivatives	44,939	--
4.19	Other (including security deposits of $93,304k in 2005)	24,065	97,558
4.20	**Total non-current assets**	**1,543,382**	**1,438,138**
4.21	**Total assets**	**2,236,380**	**2,189,108**
	Current liabilities		
4.22	Trade and other payables	170,019	191,897
4.23	Interest bearing loans and borrowings	296,811	299,550
4.24	Income tax payable	5,378	9,325
4.25	Provisions (excluding tax liabilities)	28,549	22,693
4.26	Other	1,698	1,736
4.27	Liabilities directly associated with assets classified as held for sale	19,543	42,499
4.28	**Total current liabilities**	**521,998**	**567,700**
	Non-current liabilities		
4.29	Trade and other payables	54,305	34,397
4.30	Interest bearing loans and borrowings - excl. convertible notes	922,027	763,482
	- convertible notes	26,430	14,102
4.31	Deferred and other income tax liabilities	109,127	129,660
4.32	Derivatives	39	--
4.33	Provisions (excluding tax liabilities)	5,915	6,474
4.34	Other	6,213	877
4.35	**Total non-current liabilities**	**1,124,056**	**948,992**
4.36	**Total liabilities**	**1,646,054**	**1,516,692**
4.37	**Net assets**	**590,326**	**672,416**
	Equity		
	Parent entity interest:		
4.38	Contributed equity - excl. convertible notes	552,802	598,229
	- convertible notes	--	14,866
4.39	Reserves	187,571	150,070
4.40	Retained earnings (accumulated losses)	(242,232)	(191,136)
4.41	**Parent interests**	**498,141**	**572,029**
4.42	Minority interests	92,185	100,387
4.43	**Total equity**	**590,326**	**672,416**
4.44	Preference capital included as part of 4.38	453,606	452,016

Notes to the Consolidated Balance Sheet

Note 1. As at 30 June 2006, Austereo Group Limited reflect the value of Radio Licences at cost of $871.5 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost of $459.4 million. Both the $871.5 million and $459.4 million amounts referred to above represent 100% of the Radio Licences.

5. Exploration and evaluation expenditure capitalised – N/A

6. Development properties - N/A

Consolidated Statement of Cash Flows

		2006 $A'000	2005 $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,693,532	1,541,791
7.2	Payments to suppliers and employees (note 2)	(1,509,006)	(1,405,968)
7.3	Dividends and distributions received from associates	25,076	19,142
7.4	Other dividends received	432	--
7.5	Interest and other items of similar nature received	14,718	8,819
7.6	Interest and other costs of finance paid	(81,647)	(76,683)
7.7	Income taxes paid	(11,787)	(56,451)
7.8	Other (partnership profits, exchange profits)	425	9,765
7.9	**Net operating cash flows (refer Notes 1 & 2 below)**	**131,743**	**40,415**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(92,560)	(33,885)
7.11	Proceeds from (payment for) sale of property, plant and equipment (note 3)	(32,108)	17,420
7.12	Payment for purchases of equity investments (refer Item 1.19)	(24,412)	(6,651)
7.13	Proceeds from sale of equity investments	8,463	27,143
7.14	Loans to other entities	(54,996)	(51,844)
7.15	Loans repaid by other entities	81,209	84,219
7.16	Security deposits	92,740	--
7.17	Other	(2,633)	(1,698)
7.18	**Net investing cash flows**	**(24,297)**	**34,704**
	Cash flows related to financing activities		
7.19	Proceeds from issues of +securities (shares, options, etc.)	--	--
7.20	Proceeds from borrowings	836,399	760,660
7.21	Repayment of borrowings	(769,731)	(647,892)
7.22	Dividends paid	(32,598)	(11,669)
7.23	Other (incl. payments for buyback of shares)	(64,088)	(185,164)
7.24	**Net financing cash flows**	**(30,018)**	**(84,065)**
7.25	**Net increase (decrease) in cash held**	**77,428**	**(8,946)**
7.26	Cash at beginning of period *(see Reconciliation of cash)*	99,654	110,076
7.27	Exchange rate adjustments to item 7.26	1,078	(1,476)
7.28	**Cash at end of period** *(see Reconciliation of cash)* (refer Note 4)	**178,160**	**99,654**

Notes to the Consolidated Statement of Cash Flows:

Note 1: For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturities which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2: Payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. In the year ended 30 June 2006, $260.3 million was expended on copyright assets (year ended 30 June 2005: $289.7 million). Refer additional disclosure on Film Production Exploitation on page 26 of this Preliminary Final Report.

Note 3: In the year ended 30 June 2006, proceeds from (payment for) sale of property, plant & equipment were negative, being the previously-announced payment made in relation to the disposal of the remaining cinema operations in the United Kingdom.

Note 4: The cash flows relating to discontinued operations are included in the consolidated statement of cash flows above, however cash balances for these discontinued operations are not shown as cash in the consolidated balance sheet (item 4.1), they are included in the total assets relating to discontinued operations (item 4.8). Refer also to the reconciliation of cash (items 8.1 to 8.7).

Reconciliation of operating profit after tax to net operating cash flows

	2006 $A'000	2005 $A'000
Net profit/(loss)	**(20,946)**	**64,944**
Adjust for:		
Depreciation	25,790	25,635
Amortisation	285,495	285,101
Impairment of non-current assets and held-for-sale assets (net)	2,590	349
Provisions	8,572	2,289
Net gains on disposal of assets	(15,746)	(15,445)
Unrealised foreign currency (profit)/loss	512	7,577
Unrealised derivative gain	(7,890)	--
Net equity accounted profits	1,071	(26,591)
Changes in assets & liabilities:		
Trade and other receivables	100,299	13,370
Trade and other payables	12,750	235
Income tax payable	2,719	(16,975)
Unearned income	(1,295)	305
Other payables and provisions	48,697	(8,543)
Intangibles - film library	(260,323)	(289,700)
Inventories	(16,606)	3,230
Capitalised borrowing costs	(300)	--
Deferred and other income tax liabilities	(18,063)	(2,498)
Prepayments and other assets	(15,583)	(2,868)
Net operating cash flows	**131,743**	**40,415**

Acquisition of controlled entities

The economic entity did not acquire any material controlled entities in either the current or previous corresponding reporting periods. Refer item 19.1 for details of acquisitions of material controlled entities subsequent to balance date.

Disposal of controlled entities

The economic entity did not dispose of any material controlled entities in either the current or previous corresponding reporting periods.

Undrawn credit facilities

The economic entity has undrawn credit facilities at balance date of $1,455.4 million (2005: $583.7 million), which includes $1,140.8 million (2005: $392.2 million) relating to Village Roadshow Films (BVI) Limited.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

N/A

Reconciliation of cash and cash equivalents

Reconciliation of cash and cash equivalents at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period $A'000
8.1	Cash on hand and at bank	28,516	65,397
8.2	Deposits at call	147,689	29,906
8.3	Bank overdraft	--	--
8.4	Other (provide details)	--	--
8.5	Total cash at end of period – continuing operations	176,205	95,303
8.6	Cash on hand & at bank attributable to discontinued operations	1,955	4,351
8.7	Total cash and cash equivalents at end of period	178,160	99,654

Other notes to the financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from continuing operations before income tax expense *(item 1.5)* as a percentage of income *(item 1.1)*	0.4%	5.8%
9.2	**Profit after tax / +equity interests** Consolidated profit (loss) attributable to members of Village Roadshow Limited *(item 1.11)* as a percentage of parent entity equity at the end of the period *(item 4.41)*	(7.0%)	8.6%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 30 of AASB133 *Earnings Per Share* are as follows.		
	Basic EPS [1,3,4]	(21.96c)	26.48c
	Total EPS [2,4]	(13.04c)	16.66c
	Basic EPS (excluding material items & discontinued operations) [5]	12.57c	18.83c
	Total EPS (excluding material items & discontinued operations) [5]	7.47c	11.84c
	Weighted Average Number of shares outstanding during the period used in the calculations of EPS:		
	Ordinary Shares	159,904,681	186,229,622
	Total Shares	269,143,549	296,127,368

Note 1: Basic EPS calculated in accordance with AASB 133 *Earnings Per Share*.
Note 2: Total EPS represents Earnings Per Share on total Ordinary and Preference shares.
Note 3: Diluted EPS is not materially different to Basic EPS.
Note 4: Under Accounting Standard AASB 2 *Share Based Payment*, shares issued under the company's various share plans are treated as 'in-substance' options. Shares issued under these plans that are treated as 'in-substance' options are included in Ordinary Shares and Total Shares for the purposes of the EPS calculation.
Note 5: Alternative disclosure based on attributable net profit of $20.101 million (2005 $35.068 million).

NTA backing		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	($2.78)	($2.39)

Note: Net tangible asset backing shown at item 11.1 above excludes the value of Radio Licences and Film Library assets. Including these assets, the NTA per ordinary security is $1.71 (2005 $1.83).

Discontinued Operations – Current Period

12.1 During the year ended 30 June 2006, the economic entity discontinued the cinema operations in Argentina, United Kingdom, New Zealand & Fiji as a result of sales. The economic entity also continued to wind down the operations which were discontinued in prior periods, and it is noted that residual matters in relation to Germany were completed during the year, and agreements with landlords have been signed which will result in the exits of the economic entity's two remaining cinemas in Austria, effective from 25 September 2006. The cinema operations of both Germany & Austria were classified as discontinued operations in previous financial years. The results of discontinued cinema operations are included in the Cinema Exhibition business segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	NZ & Fiji 2006 $A'000	UK 2006 $A'000	Argentina 2006 $A'000	Germany 2006 $A'000	Austria 2006 $A'000	Taiwan 2006 $A'000	Total Cinema Exhibition 2006 $A'000	Total Group 2006 $A'000
Income Statement								
Revenues	27,356	27,582	--	--	12,124	--	67,062	67,062
Other income	16,545	321	5,361	727	234	--	23,188	23,188
Share of net profits (losses) of associates	(1,075)	--	--	--	--	--	(1,075)	(1,075)
Finance costs	--	--	--	--	--	--	--	--
Expenses excluding finance costs	25,474	75,159	--	2,594	16,945	--	120,172	120,172
Profit (loss) from discontinued operations before tax	17,352	(47,256)	5,361	(1,867)	(4,587)	--	(30,997)	(30,997)
Income tax revenue (expense)	(100)	13,297	--	--	--	--	13,197	13,197
Profit (loss) from discontinued operations after tax	17,252	(33,959)	5,361	(1,867)	(4,587)	--	(17,800)	(17,800)
Cashflow Information								
The consolidated net cashflows of the discontinued operations during the reporting period were as follows:								
Net operating cashflows	2,752	(4,656)	--	(1,554)	(2,350)	--	(5,808)	(5,808)
Net investing cashflows	(4,771)	(32,108)	5,361	--	--	--	(31,518)	(31,518)
Net financing cashflows	--	(8,088)	--	--	--	--	(8,088)	(8,088)
Total net cashflows	(2,019)	(44,852)	5,361	(1,554)	(2,350)	--	(45,414)	(45,414)
Balance Sheet								
Assets – carrying amount at balance date	--	1,686	--	882	1,477	--	4,045	4,045
Liabilities at balance date	--	9,023	--	9,301	1,219	--	19,543	19,543
Net Assets (Liabilities) at balance date	--	(7,337)	--	(8,419)	258	--	(15,498)	(15,498)
Selling price of net assets disposed	41,827	(32,108)	5,361	--	--	--	15,080	15,080
Net Assets disposed of	28,040	11,133	--	--	--	--	39,173	39,173
Gain/(Loss) on disposal of net assets	13,787	(43,241)	5,361	--	--	--	(24,093)	(24,093)
Income tax revenue (expense) relating to the disposal of net assets	(100)	13,297	--	--	--	--	13,197	13,197

Discontinued Operations – Previous Corresponding Period

	NZ & Fiji 2005 $A'000	UK 2005 $A'000	Argentina 2005 $A'000	Germany 2005 $A'000	Austria 2005 $A'000	Taiwan 2005 $A'000	Total Cinema Exhibition 2005 $A'000	Total Group 2005 $A'000
Income Statement								
Revenues	25,540	30,573	--	17	11,293	--	67,423	67,423
Other income	1,568	267	--	4	275	49,236	51,350	51,350
Share of net profits (losses) of associates	122		--	--	--	--	122	122
Finance costs	4	21	--	--	--	--	25	25
Expenses excluding finance costs	23,234	34,206	--	2,117	14,376	26,830	100,763	100,763
Profit (loss) from discontinued operations before tax	3,992	(3,387)	--	(2,096)	(2,808)	22,406	18,107	18,107
Income tax revenue (expense)	--	--	--	--	--	--	--	--
Profit (loss) from discontinued operations after tax	3,992	(3,387)	--	(2,096)	(2,808)	22,406	18,107	18,107
Cashflow Information								
The consolidated net cashflows of the discontinued operation during the reporting period were as follows:								
Net operating cashflows	4,538	1,323	--	(2,667)	(439)	374	3,129	3,129
Net investing cashflows	(407)	(254)	--	--	--	26,073	25,412	25,412
Net financing cashflows	--	--	--	--	--	--	--	--
Total net cashflows	4,131	1,069	--	(2,667)	(439)	26,447	28,541	28,541
Balance Sheet								
Assets – carrying amount at balance date	27,189	30,306	--	2,318	637	--	60,450	60,450
Liabilities at balance date	2,714	28,860	--	3,977	6,948	--	42,499	42,499
Net Assets (Liabilities) at balance date	24,475	1,446	--	(1,659)	(6,311)	--	17,951	17,951
Selling price of net assets disposed	--	--	--	--	--	25,923	25,923	25,923
Net Assets disposed of	--	--	--	--	--	3,890	3,890	3,890
Gain/(Loss) on disposal of net assets	--	--	--	--	--	22,033	22,033	22,033
Tax expense (credit) relating to the disposal of net assets	--	--	--	--	--	--	--	--

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from continuing operations after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from continuing operations after tax of the entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from continuing operations after tax of the entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from continuing operations after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from continuing operations from sale of interest leading to loss of control	

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	Has the dividend been declared?	N/A

Amount per Security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	**Final dividend:**	Current year - Ords	--	--	--
		Prefs	--	--	--
15.5		Previous year - Ords	--	--	--
		Prefs	--	--	--
15.6	**Interim dividend:**	Current year - Ords	--	--	--
		- Prefs	--	--	--
15.7		Previous year - Ords	--	--	--
		- Prefs	--	--	--
15.8	**Special dividend:**	Current year - Ords	7.175c	7.175c	--
		- Prefs	10.175c	10.175c	--

Total dividend (distribution) per security (interim, final & special)

		Current year	Previous year
15.9	+Ordinary securities [1]	7.175c	--
15.10	Preference +securities [1]	10.175c	--

Note 1: Special dividend payment in November 2005, relating to the 2005 financial year.

Special dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period $A'000
15.11	+Ordinary securities *(each class separately)*	12,062	--
15.12	Preference +securities *(each class separately)*	11,052	--
15.13	Other equity instruments *(each class separately)*	--	--
15.14	**Total**	**23,114**	**-**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions): N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period $A'000
16.1	Profit (loss) from continuing operations before income tax	41,134	46,227
16.2	Income tax on continuing operations	15,436	11,918
16.3	Profit (loss)from continuing operations after income tax	25,698	34,309
16.4	Adjustments	(193)	(469)
16.5	**Share of net profit (loss) of associates and joint venture entities**	**25,505**	**33,840**

+ See chapter 19 of the ASX Listing Rules for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. .

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(5)	(4)
Dartina Developments Ltd	50.00%	50.00%	4,008	570
Radio Newcastle Pty Ltd	50.00%	50.00%	2,100	1,894
Roadshow Distributors Pty Ltd	50.00%	50.00%	16,884	17,346
Sea World Property Trust	50.00%	50.00%	981	10,969
Warner Village Cinemas SPA	50.00%	50.00%	(588)	(223)
Warner Village (Design & Build) Ltd [1]	--	50.00%	(513)	(6)
Warner Village Exhibition Ltd	49.99%	49.99%	52	316
Other [3]	N/A	N/A	(360)	21
			22,559	**30,883**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	213	151
Warner Village Theme Parks Partnership	50.00%	50.00%	2,618	2,608
Sea World Aviation Partnership	50.00%	50.00%	(2)	19
Sea World Enterprises Partnership [2]	--	50.00%	--	(30)
Tasmanian Cinemas Partnership	50.00%	50.00%	117	216
Warner Village Exhibition Management P/ship.	50.00%	50.00%	--	(7)
Warner Village Cinema Management P/ship. [2]	--	50.00%	--	--
			2,946	**2,957**
17.2 Total			**25,505**	**33,840**
17.3 Other Material Interests			N/A	N/A
17.4 Total			N/A	N/A

1. Warner Village (Design & Build) Ltd was struck off in November 2005.
2. The Sea World Enterprises Partnership and Warner Village Cinema Management Partnership were both terminated in November 2004.
3. In relation to the 'Other' associates referred to above, there have been no significant changes in the state of affairs during the year.

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of +securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1	**Preference +securities** *(description)* **A Class Preference shares** [1]	109,609,033	109,609,033		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 1,533,333 (613,333)	 1,533,333 (613,333)		
18.3	**+Ordinary securities** [1]	152,616,982	152,616,982		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 1,000,000 (16,796,125)	 1,000,000 (16,796,125)		
18.5	**+Convertible debt securities** *(description and conversion factor)* **PRIDES, converting into preference shares at any time up to 30/4/2008. Each PRIDES is convertible into a minimum of 21.249 and a maximum of 25.497 A Class Preference shares. The Company has the right to redeem the PRIDES for cash on request for conversion.**	413,300	--	US$50.00	US$50.00
18.6	~~Changes during current period~~ (a) Increases through issues (b) Decreases through securities matured, converted	 -- --			
18.7	**Options** *(description and conversion factor)* **Options over Ordinary shares** [1]			*Exercise Price*	*Expiry Date (if any)*
	2,000,000			$3.00	30/11/2007
	2,000,000			$4.00	30/11/2007
	2,000,000			$5.00	30/11/2007
18.8	Issued during current period	--	--		
18.9	Exercised during current period	--	--		
18.10	Expired during current period	--	--		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		

Note 1: Accounting Standard AASB 2 *Share Based Payment* requires shares issued under the company's various share plans to be treated as 'in-substance' options. Shares issued under these plans that are treated as 'in-substance' options are included in the Ordinary and Preference securities disclosed in items 18.1 and 18.3, and excluded from the Options disclosed in item 18.7.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Reporting by Business Segments[1]

	Cinema Exhibition		Theme Parks		Radio		Film Production		Film Distribution		Unallocated		Total	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
AMOUNTS INCLUDING MATERIAL ITEMS AND DISCONTINUED OPERATIONS														
Total segment revenue – continuing	285,069	269,026	14,081	14,403	235,022	246,908	928,930	828,060	--	--	47,612	48,028	1,510,714	1,406,425
Segment result – continuing	(1,192)	18,796	(458)	6,085	68,038	66,095	36,303	50,996	(222)	260	(121,480)	(92,256)	(19,011)	49,976
Equity-accounted net profit (loss) – continuing	3,555	989	3,301	13,628	2,061	1,876	--	--	16,884	17,347	(296)	--	25,505	33,840
Profit (loss) before tax – continuing													6,494	83,816
Income tax revenue (expense) – continuing													(9,640)	(36,979)
Profit (loss) after tax from continuing operations													(3,146)	46,837
Profit (loss) after tax from discontinued operations													(17,800)	18,107
Net profit (loss) for the period													(20,946)	64,944
Profit attributed to outside equity interest													14,163	15,623
Net profit attributable to members													(35,109)	49,321
Depreciation and amortisation expense – continuing	19,876	18,113	4,403	3,627	6,900	8,357	272,825	273,097	--	--	3,205	3,630	307,209	306,824
Non-cash expenses other than depreciation - continuing	(7,754)	1,934	4,917	6	663	898	(2)	(3)	--	--	11,141	499	8,965	3,334
Segment assets	384,851	287,293	64,044	68,942	542,836	537,408	874,906	976,808	58,024	54,121	311,719	264,536	2,236,380	2,189,108
Segment liabilities	65,151	56,054	859	579	60,878	55,089	44,735	84,603	32,279	24,796	1,442,152	1,295,571	1,646,054	1,516,692
Equity-accounted investments included in segment assets	13,771	11,688	19,828	24,713	6,196	6,017	--	--	58,024	54,121	(248)	(248)	97,571	96,291
Acquisition of property, plant & equipment and intangible assets	78,962	35,846	22,339	11,411	9,745	8,225	1,956	338	--	--	5,812	5,084	118,814	60,904

	Cinema Exhibition		Theme Parks		Radio		Film Production		Film Distribution		Unallocated		Total	
AMOUNTS EXCLUDING MATERIAL ITEMS & DISCONTINUED OPERATIONS														
Total segment revenue	285,069	269,026	14,081	14,403	235,022	246,908	928,930	828,060	--	--	47,612	48,028	1,510,714	1,406,425
Segment result	(1,192)	18,796	4,454	6,085	68,038	66,095	75,328	75,895	(222)	260	(115,700)	(106,957)	30,706	60,174
Equity-accounted net profit (loss)	3,555	989	3,301	13,628	2,061	1,876	--	--	16,884	17,347	(296)	--	25,505	33,840
Profit (loss) before tax													56,211	94,014
Income tax revenue (expense)													(21,947)	(43,323)
Net profit													34,264	50,691
Profit attributed to outside equity interest													14,163	15,623
Net profit attributable to members													20,101	35,068

Notes:

[1] For primary segment reporting purposes, Leisure and Singapore Distribution business unit results are combined with Cinema Exhibition, the Australian and New Zealand Distribution results are separately reported as Film Distribution, and the Greece Distribution business unit results are included with the unallocated amounts. The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. For assets, liabilities and equity-accounted investments, the unallocated column also includes amounts relating to discontinued operations. The exclusions from segment definitions are mainly comprised of interest revenue & profit on disposal of assets (excluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from Segment Assets) and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).

Reconciliation of segment result and reported EBITDA analysis – continuing operations

	Segment result [1] excluding material items		Operating result [1] excluding material items		Reported EBITDA excluding material items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Cinema Exhibition	2,363	19,785	1,298	19,098	22,803	36,943
Theme Parks	7,754	19,713	7,830	16,115	17,803	23,784
Radio	70,099	67,971	58,957	58,126	77,658	76,494
Film Production	75,328	75,895	6,728	13,403	76,599	76,396
Film Distribution	16,662	17,606	16,662	17,606	16,662	17,606
Other (includes corporate overheads)	(115,995)	(106,956)	(35,264)	(30,334)	(37,306)	(33,862)
Total	**56,211**	**94,014**	**56,211**	**94,014**	**174,219**	**197,361**

	Current period $A'000	Previous corresp. period $A'000
Calculation of Reported EBITDA		
Profit from continuing operations before material items and tax	56,211	94,014
Add:		
Amortisation of intangibles	1,079	681
Depreciation and amortisation (excl. intangibles)	306,130	306,143
Film library & other production amortisation	(271,938)	(272,576)
Finance costs (refer item 1.16)	92,241	76,714
Tax on unit trust distributions	4,100	560
Tax on partnership profits	1,262	1,120
Less:		
Interest income	(14,866)	(9,295)
Reported EBITDA (before Minority Interests)	**174,219**	**197,361**

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 114 *Segment Reporting.* These transactions, which comprise interest income, interest expense and profit or loss on sale of assets have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Analysis of underlying EBITDA[1] from continuing operations – Cinema Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	24,710	28,607
Asia	5,660	5,625
Europe	4,264	16,408
Total	34,634	50,640

[1] Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

Income Statement

	2006 $A'000	2005 $A'000
Revenue from sale and exploitation of film productions (Note 1)	903,065	792,496
Expenses:		
Amortisation of film production costs (Note 2)	(271,938)	(272,576)
Other film expenses (Note 3)	(562,689)	(457,702)
Borrowing costs	(60,822)	(53,658)
Other	(1,619)	(1,749)
Net Profit from film exploitation (Note 4)	**5,997**	**6,811**

Note 1: Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television. Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation following the acquisition of Village Roadshow Films (BVI) Limited in February 2003.

Note 2: Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Note 3: Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4: In the year ended 30 June 2006, portfolio film exploitation profit of $6.0 million was recognised (30 June 2005: $6.8 million).

Statement of Balance Sheet

	2006 $A'000	2005 $A'000
Current assets		
Film library	235,314	287,368
Working capital	107,703	140,564
Non-current assets		
Film library	482,968	423,143
Security deposit	--	92,275
Current liabilities		
Secured borrowings	235,314	287,368
Working capital	105,372	74,534
Non-current liabilities		
Secured borrowings	507,347	498,915

Statement of Cash Flows

	2006 $A'000	2005 $A'000
Net Operating Cash Flows:		
Receipts from customers	1,009,102	846,676
Payments to suppliers and employees (Note 5)	(832,361)	(790,081)
Interest and other costs of finance paid	(57,577)	(53,658)
Net Financing Cash Flows:		
Proceeds from secured borrowings	526,177	569,817
Repayment of secured borrowings	(591,117)	(518,229)

Note 5: Includes film acquisition costs of $260.3 million (2005 $289.7 million).

Basis of financial report preparation

19.1 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

1. Acquisition of Warner Bros.' Australian Theme Parks interests:
As advised to Australian Stock Exchange Ltd. on 29 May 2006, the Village Roadshow Limited group ("VRL group") has acquired all of Warner Bros. interests in the previously jointly owned Australian Theme Parks for a payment of $254 million.

The transaction, which was effective on 3 July 2006, has resulted in the VRL group acquiring the companies which hold those interests and Warner Bros.' share of associated bank debt ($64.5 million). The acquisition has been funded by a drawdown on the VRL group bank facilities and from existing cash reserves. As a result of this transaction, the VRL group now owns 100% of:

- Warner Bros. Movie World
- Sea World
- Wet 'n' Wild Water World
- Australian Outback Spectacular
- Paradise Country
- Sea World Aviation
- Warner Roadshow Studios

The VRL group has also moved to a 50% ultimate ownership interest in the Sea World Nara Hotel. The VRL group will continue to partner with Warner Bros. in theme parks in Australia now via a long term licensing agreement. The transaction also provides for the VRL group to explore with Warner Bros. theme park opportunities in Asia.

The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

2. Finalisation of exit from two remaining cinemas in Austria:
As advised to Australian Stock Exchange Ltd. on 30 May 2006, the Village Roadshow Limited group ("VRL group") was in advanced discussions to exit its two remaining cinemas in Austria. Subsequent to 30 June 2006, agreements have been signed with the landlords of those two cinemas, and these exits will be effective from 25 September 2006.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer narrative.

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

It is anticipated that franking credits will be available to enable future dividends paid by the Company to be at least partly-franked.

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 134: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 108: Accounting Policies, Changes in Accounting Estimate and Errors).

N/A

19.5 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

(a) Contingent Liabilities:

As noted in the 31 December 2005 half-year accounts, the following contingent liabilities at 30 June 2006 are materially different from those disclosed in the 30 June 2005 accounts:

(i) Contingent liabilities in relation to judgement entered into against Village Roadshow Pictures (USA) Inc. ("VRP USA") for approximately USD 32 million in January 2003 (which, including interest to 30 June 2005, had increased to USD 38.8 million), and legal proceedings commenced in 2003 against Village Roadshow Limited ("VRL") and a number of other companies in the VRL group (note 23(a)(ix) in the 30 June 2005 accounts):

As advised to Australian Stock Exchange Ltd. on 17 October 2005, these matters were settled in October 2005, and the settlement amount and related legal fees were expensed in the December 2005 half-year (refer also Item 1.19 - Material items of income and expense).

(ii) Contingent liability in relation to guarantees for secured credit facilities of associated entities (note 23(a)(iii) in the 30 June 2005 accounts):

As advised to Australian Stock Exchange Ltd. on 17 October 2005, the economic entity has disposed of its interests in the cinema operations in Argentina. The interests sold were the 55% investment in, and loans to, Village Cinemas SA ("VCSA"). As a result of this sale, the economic entity was released from the $42.1 million guarantee over VCSA's secured credit facilities.

As noted in the 31 December 2005 half-year accounts, other contingent liabilities at 30 June 2006 are not materially different from those disclosed in the 30 June 2005 accounts, including the following matter:

(iii) Claim received from the service company of Mr. Peter Ziegler (note 23(a)(xii) in the 30 June 2005 accounts):

In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The total Claim has been amended and is now for approximately $87 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim relates to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contends that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. On the basis of legal advice, VRL strongly believes that the termination payment claim will fail. The trial which commenced in March 2005 concluded in September 2005, and the judge will deliver a judgement in due course.

(b) Contingent Assets:

Contingent assets are materially different from those disclosed in the 30 June 2005 accounts as follows:

(i) Contingent assets relating to potential additional proceeds of up to GBP 9.9 million in relation to the sale of the 50%-owned UK Cinema Exhibition circuit in May 2003, including the amount actually received in July 2005 of GBP 1.0 million, which had been treated as unearned revenue due to the purchaser.

As a result of not meeting the conditions required to become entitled to any amount of additional proceeds under the sale agreement, the amount of GBP 1.0 million received in July 2005, together with interest on this amount, was repaid to the purchaser in May 2006.

19.7 Additional disclosures resulting from the application of Australian Equivalents to International Financial Reporting Standards (AIFRS) can be found in the previously released Half Year Financial Report to 31 December 2005. All comparatives have been re-stated to comply with AIFRS.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify initial service charges/management fees/other fees	

Annual meeting

The annual meeting will be held as follows:

Place	Roxy Cinema, Warner Bros. Movie World, Pacific Highway, Oxenford, Queensland
Date	Friday 24 November 2006
Time	9.00 a.m.
Approximate date the +annual report will be available	25 October 2006

Shareholder Benefits Record Date

The Record Date for entitlement to the 2007 Shareholder Benefits booklet is close of business on Friday 13 October 2006.

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative / pronouncements and Standing Interpretations Committee Interpretations or other standards acceptable to ASX.

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on +accounts to which one of the following applies *(Tick one)*

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: (signature) (Company secretary) Date: 30 August 2006

Print name: PHILIP LEGGO